WILLOW COVE INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2020

With

INDEPENDENT AUDITORS' REPORT THEREON



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WILLOW COVE INVESTMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5887 T BAR LANE
(No. and Street)

WINNECONNE	WI	54986
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL LOSSE 858-404-0677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY
(Name – *if individual, state last, first, middle name*)

100 E. SYBELLA AVE. SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____MICHAEL LOSSE_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___WILLOW COVE INVESTMENT GROUP, INC._____ , as
of _____DECEMBER 31_____ , 20_20_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

DAWN K. NORTHWAY
NOTARY PUBLIC
STATE OF WISCONSIN

Notary Public _exp 2/17/24_

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Willow Cove Investment Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Willow Cove Investment Group, Inc. as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Willow Cove Investment Group, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Willow Cove Investment Group, Inc.'s management. Our responsibility is to express an opinion on Willow Cove Investment Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Willow Cove Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Willow Cove Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of Willow Cove Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Willow Cove Investment Group, Inc.'s auditor since 2018.

Maitland, Florida

March 9, 2021

1

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Financial Condition
December 31, 2020

ASSETS

Current assets:		
Cash	$	91,043
Receivable from clearing organization, mutual funds and other securities		38,834
Deposit with clearing organization		15,047
Employee Advance		160
Prepaid expenses and other assets		81
Total current assets		145,165
Property and equipment, net (Note 2)		141
Total assets	$	145,306

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses		78,794
Noncurrent laibilities		-
Accounts payable and accrued expenses	$	78,794
Common stock, no par value; 25,000 shares authorized;		
1,000 shares issued and outstanding		100
Additional paid-in capital		456,193
Accumulated deficit		(389,780)
Total stockholders' equity		66,513
Total liabilities and stockholders' equity	$	145,307

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Operations
For the year ended December 31, 2020

Revenues:		
Commissions	$	427,985
Consulting Income		1,000
Investment Due Diligence Fee		75,559
Interest Income		4
Total revenues		504,548
Operating Expenses:		
Commissions		382,706
Clearing charges		799
Professional fees		5,632
Regulatory		4,372
Compensation and related		35,729
Communications		3,098
Rent		1,800
Office expense		9,826
Other		4,083
Total operating expenses		448,045
Total operating income		56,503
Income before provision for income taxes		56,503
Provision for income taxes (Note 2)		-
Net gain	$	56,503

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Stockholders' Equity
For the year ended December 31, 2020

	Common stock Shares outstanding		Amount		Additional paid-in capital		Accumulated deficit		Total
Balance, December 31, 2019	1,000	$	100	$	468,362	$	(446,283)	$	22,179
Capital contributions	-		-		7,831				7,831
Distributions to Parent	-		-		(20,000)				(20,000)
Net Gain	-		-		-		56,503		56,503
Balance, December 31, 2020	1,000	$	100	$	456,193	$	(389,780)	$	66,513

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Cash Flows
For the year ended December 31, 2020

Cash flows from operating activities		
Net Gain (loss)	$	56,503
Adjustments to reconcile net loss to net cash used by operating activities		
Realized (gain) loss on marketable securities, net		-
Unrealized (gain) loss on marketable securities, net		-
Employee Advance		10,592
Decrease (increase) in assets		
Deposit with clearing organization		(3)
Receivable from clearing organization & mutual funds		(34,171)
Prepaid expenses and other assets		129
Deposits		-
(Decrease) increase in liabilities		65,988
Accounts payable and accrued expenses		
Net cash flows used by operating activities		99,038
Cash flows from financing activities		
Capital contributions		(12,169)
Net cash flows provided by financing activities		(12,169)
Net increase (decrease) in cash		86,869
Cash at beginning of year		4,174
Cash at end of year	$	91,043

1.   ORGANIZATION

Willow Cove Investment Group, Inc. (the "Company") is a registered broker dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the following business activities: (1) retailing corporate equity securities over-the-counter, (2) retailing corporate debt securities, (3) underwriter or selling group participant (corporate securities and alternative investments other than mutual funds) on best effort basis only, (4) mutual fund retailer via subscription applications, (5) private placement of securities. (6) merger and acquisition services, (7) advisory services for memorandum and document development, (8) syndication advisory services and (9) corporate finance due diligence. All securities transactions for the accounts of its customers are cleared through another broker-dealer on a fully disclosed basis.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity date of three (3) months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31. 2020, the Company had no uninsured cash balances.

Revenue Recognition.

Significant Judgments
Revenues from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage Commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions and fees are reported net of clearing costs.

Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Commissions from the sale of DST and other subscription based alternative investments are recognized as revenue at the point in the time the associated service is fulfilled which is based on the closing transaction date.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the assets which ranges between 3 to 7 years.

Income Taxes

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses of benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2020, the Company has approximately $181,856 of net operating loss (NOL) carry-forward for federal income tax purposes. The resulting net prior period losses are available for future years and expire through 2032. Utilization of these losses may be severely limited. There are no deferred tax assets or liabilities at December 31, 2020.

State income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company recognizes and measures its unrecognizable tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

3. **PROPERTY AND EQUIPMENT**

   Property and equipment consisted of the following as of December 31, 2020:

Furniture and equipment	$9,845
Total Property and Equipment	$9,845
Less Accumulated Depreciation	(9,703)
Net Book Value	$ 142

4.   **SECURITIES OWNED**

Securities owned are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are carried at fair value based on quoted market prices, with the change in fair value during the period included in earnings. December 31, 2020 consisted of no marketable equity securities.

5.   **COMMITMENTS AND CONTINGINCIES**

The Company has no commitments or contingencies at year end December 31, 2020.

6.   **OFF BALANCE SHEET CREDIT RISK**

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2020, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed l0 to l). At December 31, 2020, the Company had a net capital of $66,131.00 that was $61,131.00 in excess of the net capital of $5,000.00. The Company's percentage of aggregate indebtedness to net capital at December 31, 2020 was 1.1915 to 1.

7.   RELATED PARTY TRANSACTIONS

Office Lease
In February 2016, the FASB issued ASU 2016-02 Leases –(Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term related party office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The terms for the Company's office rental agreement is $150 per month on a month to month basis. The cost was $1800 for the office lease for the year ended December 31, 2020.

8.   SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred through the date that the financial statements were available to be issued. No material events or transactions occurred during this period that would render these financial statements to be misleading.

SUPPLEMENTAL INFORMATION

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2020

Net Capital:					
Total stockholder's equity from statement of financial condition			$	66,513	
Deductions:					
Non-allowable assets:					
Aged Receivable	$	-			
Employee Advance		160			
Prepaid expenses		81			
Property and equipment, net (Note 2)		141			
				382	
Tentative net capital				66,131	
Haircuts on securities					
Options and securities	$	-			
Undue concentration		-			
				-	
Net capital			$	66,131	
Total aggregate indebtedness			$	78,794	
Minimum net capital required			$	5,000	
Net capital surplus			$	61,131	
Ratio of aggregate indebtness to net capital				119.15	

There are no material differences between the above computation of net capital and the Company's corresponding unaudited Part IIA of FORM X-17A-5 as of December 31, 2020

11

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2020

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2020

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).



WILLOW COVE INVESTMENT GROUP, INC.

WILLOW COVE INVESTMENT GROUP, INC.
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED December 31, 2020

Willow Cove Investment Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5. To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exemption.

I, Michael Losse affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Michael Losse, President

5887 T Bar Lane, Winneconne WI. 54986 *(858)404-0677



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Willow Cove Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Willow Cove Investment Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Willow Cove Investment Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) and the Non-Covered Firm Provision, and (2) Willow Cove Investment Group, Inc. stated that Willow Cove Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Willow Cove Investment Group, Inc. Willow Cove Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Willow Cove Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Ohab and Company, PA

Maitland, Florida

March 9, 2021